UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D-A

Under the Securities Exchange Act of 1934

U.S. Rare Earth Minerals, Inc.

(Name of Issuer)

Common Stock Par Value $0.001

(Title of Class of Securities)

903410 306

(CUSIP Number)

Henry Casden

73-525 El Paseo, Ste. 2516

Palm Desert, CA 92260

855-447-4442

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  903410 306

1.	Names of Reporting Person: AFCC, LLC

I.R.S. Identification Nos. of above persons (entities only): 82-3348344

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐

6.	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power: 2,350,000

8	Shared Voting Power:

9	Sole Dispositive Power:

10	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.76%

14.	Type of Reporting Person (See Instructions):

Limited Liability Company

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ITEM 1.	SECURITY AND ISSUER

Common Stock, Par Value $0.001 of U.S. Rare Earth Minerals, Inc.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

Henry Casden

(b)	Residence or Business Address:

73-525 El Paseo, Ste. 2516

Palm Desert, CA 92260

855-447-4442

(c)	Present Principal Occupation and Employment:

Attorney at Law

(d)	Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

Wyoming

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Result of a 1 for 30 share reverse split of the stock of U.S. Rare Earth Minerals, Inc. and the merger of U.S. Rare Earth Minerals, Inc. with Bioxytran Acquisition Corporation.

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ITEM 4.	PURPOSE OF TRANSACTION

Merger as described in Item 3 above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

2.76%

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2018	/s/ Henry C, Casden
	Name:	Henry C. Casden
Attorney at Law

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